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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.

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                        MER Telemangement Solutions Ltd.



6-K Items

1.   Press  Release  re  MTS  to  Acquire   Billing  &  Customer  Care  Provider
     Teleknowledge dated December 6, 2004.


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                                                                          ITEM 1


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Press Release                   Source: MTS -- Mer Telemanagement Solutions Ltd.

MTS to Acquire Billing & Customer Care Provider Teleknowledge

Monday December 6, 8:32 am ET

Builds Upon Successful OEM Relationship

RA'ANANA, Israel, Dec. 6 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it is acquiring substantially all of the assets and certain liabilities of privately owned TeleKnowledge Group Ltd., a leading provider of carrier-class billing & rating solutions. The acquisition will become effective after obtaining regulatory and other approvals required in connection with the acquisition, which are expected to be obtained during the first quarter of 2005.

According to the terms of the agreement, MTS will pay a maximum of $6.2 million, consisting of approximately $2.6 million in cash (including amounts payable to certain key executives of TeleKnowledge and various expenses related to the transaction) and contingent payments of up to $3.6 million dollars, depending on future revenues derived from TeleKnowledge's technology or billing solution sales, over a period of three years. The acquisition is expected to be accretive in the second quarter of 2005.

Eytan Bar, president and chief executive officer of MTS commented: "The acquisition is in line with our strategy of penetrating the service and content provider market. Our motivation for this deal is based on our successful experience in integrating the TeleKnowledge products into our offering and implementing them in several customer contracts. The positive feedback we have received from these implementations has been very encouraging. This acquisition enables MTS to have full control over product direction and to leverage TeleKnowledge's existing channels and installed base in order to offer a more comprehensive solution."

The integration of TeleKnowledge's superior and robust billing solution enables MTS to offer an end-to-end customer care and billing including Pre/Post paid billing, Web Self-care, Assets Management, Partner Management (Interconnect), Help Desk and Order Management modules.

"We are delivering on our growth strategy and are very pleased with the results we have achieved to date. We are capitalizing on opportunities in the enterprise, service and content provider markets, and will accordingly continue to support and further develop Teleknowledge's existing customer base," added Mr. Bar.

About TeleKnowledge

TeleKnowledge is a proven, global provider of carrier-class billing solutions. Founded in 1997, TeleKnowledge offers the world's leading content-commerce platform: Total-e Content (TM). Since inception, TeleKnowledge has deployed its billing solutions for leading digital content organizations in over twelve countries, providing significant speed, flexibility, cost and other advantages over legacy and in-house alternatives. For more information about TeleKnowledge, visit http://www.teleknowledge.com




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About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions (CC&B) offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By:/s/Eytan Bar
                                               ------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer



Date: December 6, 2004